VILLAGE STREET PUBLICATIONS, INC.

3755 Avocado Boulevard #510
La Mesa, California
Phone: 619-334-8421
Fax: 619-334-9751

January 17, 2008

Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Village Street Publications, Inc.

 Registration Statement on Form SB-2 - Amendment #1

File No. 333-148128

Mr. Webb,

Here follows our responses to your Comment Letter dated January 14, 2008, which responded to our Form SB-2 Registration Statement. The questions raised by your comment letter are in bold and our answers to such question immediately follow each question. The Registration Statement has been amended and filed accordingly.

Signature Page

1.

Please note that your registration statement must be signed by your principal executive officer, principal accounting officer and principal financial officer. Please revise your signature page so that the appropriate individual signs in each capacity.

Answer: We have amended the signature page accordingly by adding the titles principal executive officer, principal accounting officer, and principal financial officer.

Subscription Agreement

2.

Refer to paragraph 4(g). Please note that representations and warranties regarding the Buyer’s opportunity to verify the information contained in the prospectus are inappropriate. Accordingly, please delete the final two sentences of this paragraph.

Answer: We have amended the subscription agreement accordingly by deleted the final two sentences of paragraph (g).

Should your require any additional information do not hesitate to contact me at your discretion.

Sincerely,

/S/ Andrew Austin

Andrew Austin

President

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